UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

DELPHI CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

247126105

(CUSIP Number)

Mr. Timothy Bass

Pardus Capital Management L.P.

590 Madison Avenue

Suite 25E

New York, NY 10022

(212) 719-7550

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Robert B. Stebbins, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

October 29, 2007

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pardus Special Opportunities Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70% (2)(3)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.

(2) Pardus Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the “Fund”), is the beneficial owner of 26,400,000 shares of common stock, par value $0.01 per share (the “Shares”), of Delphi Corporation, a Delaware corporation (the “Issuer”). Pardus Capital Management L.P., a Delaware limited partnership (“PCM”), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Pardus Capital Management LLC, a Delaware limited liability company (“PCM LLC”), as the general partner of PCM, and

Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of June 30, 2007 there were approximately 561,781,500 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.

(3) As a result of the transactions and relationships described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other Investors, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 Shares, UBS Securities LLC beneficially owns 4,419,294 Shares and Goldman Sachs & Co. beneficially owns 14,892,921 Shares.

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pardus Capital Management L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70% (2)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.

(2) The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of June 30, 2007 there were approximately 561,781,500 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.

(3) As a result of the transactions and relationships described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other Investors, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 Shares, UBS Securities LLC beneficially owns 4,419,294 Shares and Goldman Sachs & Co. beneficially owns 14,892,921 Shares.

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION Pardus Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70% (2)(3)

14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.

(2) The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of June 30, 2007 there were approximately 561,781,500 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.

(3) As a result of the transactions and relationships described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other Investors, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, beneficially owns 1,482,206 Shares, UBS Securities LLC beneficially owns 4,419,294 Shares and Goldman Sachs & Co., beneficially owns 14,892,921 Shares.

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION Karim Samii

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (1) (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.70% (2)(3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Goldman Sachs & Co. as described in Item 4 and footnote (3) below.

(2) The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of June 30, 2007 there were approximately 561,781,500 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.70% of the issued and outstanding Shares.

(3) As a result of the transactions and relationships described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the Shares beneficially owned by the other persons described in Item 4; however, the Reporting Persons disclaim beneficial ownership of all Shares held by the other persons described in Item 4. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other Investors, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 Shares, UBS Securities LLC beneficially owns 4,419,294 Shares and Goldman Sachs & Co. beneficially owns 14,892,921 Shares.

The Schedule 13D initially filed on July 26, 2007 (the “Initial Schedule 13D”) by Pardus Capital Management L.P., a Delaware limited partnership (“PCM”), Pardus Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the “Fund”), Pardus DPH Holding LLC (“Pardus”), a Delaware limited liability company, Mr. Karim Samii, an individual and Pardus Capital Management LLC, a Delaware limited liability company (“PCM LLC” and, collectively, the “Reporting Persons”) relating to the shares of common stock, $0.01 par value (the “Shares”), of Delphi Corporation (the “Issuer”), as amended by Amendment No. 1 thereto dated August 8, 2007 (“Amendment No. 1”), is hereby amended by this Amendment No. 2 to the Initial Schedule 13D (this “Amendment No. 2”).

Certain information contained in this Amendment No. 2 relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment No. 2 that does not expressly pertain to any of the Reporting Persons.

The information set forth in the Exhibits to this Amendment No. 2 is hereby expressly incorporated herein by reference and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

Revised Proposal

On October 29, 2007, ADAH, Del-Auto, Merrill, UBS and Pardus delivered to the Issuer a proposal for a potential investment of up to $2.55 billion in the aggregate in preferred and common equity of the reorganized Issuer in connection with a proposed plan of reorganization for the Issuer (the “Revised Proposal”). Each of ADAH, Del-Auto, Merrill, UBS and Pardus are referred to herein as the “Proposing Investors.” The Revised Proposal contemplates that the Investors would enter into an amendment (the “Amendment”) to the Investment Agreement, which contemplates a revised plan of reorganization (the “Plan”) for the Issuer. The Proposing Investors will not be obligated to enter into the Amendment unless certain conditions are met, including approval of the Amendment by the Bankruptcy Court, the delivery of a financing letter from banks that would provide debt financing for the Plan and the commitment of an additional Investor to the Revised Proposal. A copy of the Revised Proposal is filed herewith as Exhibit 10.

Equity Investment

Under the terms of the Investment Agreement, as amended by the Amendment (the “Amended Investment Agreement”), on the terms and subject to the conditions of the Amended Investment Agreement, the Investors would purchase an aggregate of $800 million of convertible preferred stock and approximately $175 million of common stock in the reorganized Issuer as follows: (i) each Investor would purchase for $34.98 per share, each Investor’s share of 5,002,978 shares of the reorganized Issuer’s new common stock (the “Revised Direct Subscription Shares”); (ii) each Investor other than ADAH would purchase for $34.98 per share, each Investor’s share of the reorganized Issuer’s new Series B Senior Convertible Preferred Stock (the “Revised Series B Preferred Stock”); and (iii) ADAH would purchase for $29.67 per share, 13,481,313 shares of the reorganized Issuer’s new Series A-1 Senior Convertible Preferred Stock (the “Revised Series A-1 Preferred Stock”). The number of Revised Direct Subscription Shares and Revised Series B Preferred Stock to be purchased by each Investor is set forth on Schedule 2 to the Amendment.

Additionally, on the terms and subject to the conditions of the Amended Investment Agreement, the Investors would purchase any unsubscribed shares (“Revised Unsubscribed Shares”) of the reorganized Issuer’s new common stock in connection with an approximately $1.575 billion rights offering (the “Revised Rights Offering”) that would be made available to holders of general unsecured claims pursuant to the Plan (“Eligible Holders”). In accordance with the Amended Investment Agreement, the Issuer would distribute certain rights to Eligible Holders to acquire new common stock of the reorganized Issuer. The rights would permit Eligible Holders to purchase their pro rata share of new common stock of the reorganized Issuer at $34.98 per share.

Altogether, the Investors could invest up to an aggregate of $2.55 billion in the reorganized Issuer. The Amended Investment Agreement is subject to satisfaction and waiver of numerous conditions and the non-exercise by either the Issuer or the Investors of certain termination rights, all of which are more fully described in the Amended Investment Agreement.

The Investors would be entitled to payment of certain commitment fees and an alternate transaction fee, in amounts, at the times and under the circumstances set forth in the Amended Investment Agreement.

Waiver Letter

On October 29, 2007, the Proposing Investors and the Issuer entered into a letter agreement (the “Waiver Letter”) setting forth the parties’ understandings with regard to certain provisions of the Investment Agreement. A copy of the Waiver Letter is filed herewith as Exhibit 11.

Plan of Reorganization

Attached as Exhibit B to the Amendment is the Issuer’s proposed Plan, which includes provisions for distributions to be made to creditors and stockholders, the treatment of GM’s claims, and the corporate governance of the reorganized Issuer.

Revised Investor Letter Agreement

On October 31, 2007, Appaloosa, Harbinger, Merrill, UBS and Pardus agreed to make certain amendments to the Letter Agreement. A copy of the Letter Agreement as amended is attached hereto as Exhibit 12.

The amended Letter Agreement would become effective if the Amended Investment Agreement becomes effective. Upon the effectiveness of the amended Letter Agreement, the Letter Agreement filed as Exhibit 4 to the Schedule 13D/A filed July 26, 2007 would terminate and be of no further force or effect.

Except as described in this Item 4 or otherwise described in the Initial Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the Investment Agreement and the Letter Agreement, each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement, the Investment Agreement and the Letter Agreement), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owed by them from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

The Amendment is not a solicitation for votes on the Issuer’s plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer’s plan of reorganization.

Item 5	Interest in Securities of the Issuer

Item 5(a) is hereby amended by replacing the sentence “In the aggregate, together with the Fund, the Investors beneficially own 130,956,868 Shares, or approximately 23.31% of the issued and outstanding Shares,” with the sentence, “In the aggregate, together with the Fund, the Investors beneficially own 125,644,421 Shares, or approximately 22.37% of the issued and outstanding Shares.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 is hereby amended by adding the following:

On October 29, 2007, the Proposing Investors delivered the Revised Proposal to the Issuer, which the Issuer accepted.

On October 29, 2007, the Proposing Investors and the Issuer entered into the Waiver Letter.

On October 31, 2007, Appaloosa, Harbinger, Merrill, UBS and Pardus entered into an amended Letter Agreement which becomes effective only if the Amended Investment Agreement becomes effective.

Other than as described in the Initial Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

10	Proposal Letter (attaching form of First Amendment to the Equity Purchase and Commitment Agreement (Exhibit B thereto is incorporated by reference to Exhibit 99.A of the Form 8-K filed by Delphi Corporation on September 7, 2007 as modified by Exhibit B to Exhibit 99.B of the Form 8-K filed by Delphi Corporation on October 31, 2007; Exhibit C thereto is incorporated by reference to Exhibit 99.B of the Form 8-K filed by Delphi Corporation on September 7, 2007 as modified by Exhibit B to Exhibit 99.B of the Form 8-K filed by Delphi Corporation on October 31, 2007) and form of Equity Commitment Letters) dated October 29, 2007 (incorporated by reference to Exhibit 29 of the Schedule 13D/A filed by Appaloosa Management L.P. on November 2, 2007).

11	Equity Purchase and Commitment Agreement Waiver Letter, dated October 29, 2007, by and among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Pardus DPH Holding LLC, and Delphi Corporation (incorporated by reference to Exhibit 30 of the Schedule 13D/A filed by Appaloosa Management L.P. on November 2, 2007).

12	Letter Agreement, dated October 31, 2007, from Appaloosa Management L.P. to Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Pardus Special Opportunities Master Fund L.P. (incorporated by reference to Exhibit 31 of the Schedule 13D/A filed by Appaloosa Management L.P. on November 2, 2007)

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2007	PARDUS DPH HOLDING LLC

	By:	Pardus Capital Management L.P., its Manager

	By:	/s/ Karim Samii
Name: Karim Samii Title: President/CIO

Dated: November 5, 2007	PARDUS SPECIAL OPPORTUNITIES MASTER FUND L.P.

	By:	Pardus Capital Management L.P., its Investment Manager

	By:	Pardus Capital Management LLC, its General Partner

	By:	/s/ Karim Samii
Name: Karim Samii Title: Sole Member

Dated: November 5, 2007	PARDUS CAPITAL MANAGEMENT L.P.

	By:	Pardus Capital Management LLC, its General Partner

	By:	/s/ Karim Samii
Name: Karim Samii Title: Sole Member

Dated: November 5, 2007	PARDUS CAPITAL MANAGEMENT LLC

	By:	/s/ Karim Samii
Name: Karim Samii Title: Sole Member

Dated: November 5, 2007		/s/ Karim Samii
Karim Samii